UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 9)*


                            Niagara Corporation
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                              (Name of Issuer)

                  Common Stock, par value $.001 per share
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                       (Title of Class of Securities)


                                 653349100
                       ---------------------------
                              (CUSIP Number)


                             Michael J. Scharf
                          c/o Niagara Corporation
                             667 Madison Avenue
                            New York, N.Y. 10021
                               (212) 317-1000
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        (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)



                             November 15, 2001
              -----------------------------------------------
          (Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                SCHEDULE 13D

CUSIP No.  653349100

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     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Michael J. Scharf

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) |_|
                                                                   (b) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*
              PF
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      |_|

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

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                              7   SOLE VOTING POWER
                                  2,959,000 (includes 520,000 Shares
                                  issuable upon the exercise of Options
  NUMBER OF                       which are currently exercisable)
   SHARES              ---------------------------------------------------------
 BENEFICIALLY                 8   SHARED VOTING POWER
   OWNED BY                       0
    EACH               ---------------------------------------------------------
 REPORTING                    9   SOLE DISPOSITIVE POWER
   PERSON                         2,959,000 (includes 520,000 Shares
    WITH                          issuable upon the exercise of Options
                                  which are currently exercisable)
                        --------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  0
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,959,000 (includes 520,000 Shares issuable upon the exercise of Options which are currently exercisable)
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    |X|
              (excludes 380,000 Shares issuable upon the exercise of Options which are not exercisable within 60 days**)
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              33.8%
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     14       TYPE OF REPORTING PERSON*
              IN
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              *SEE INSTRUCTIONS BEFORE FILLING OUT!
** These Options will become exercisable with respect to (i) 20,000 Shares on April 27, 2002 and (ii) 120,000 Shares on each of the next three anniversaries of January 28, 2001 (provided Mr. Scharf continues to be employed by the Issuer or one of its subsidiaries on such date), except in the event of a Change in Control of the Issuer.

         Michael Scharf hereby amends his Statement on Schedule 13D, dated August 30, 1993, as amended on September 30, 1993, October 29, 1993, February 4, 1994, June 7, 1995, October 10, 1996, June 4, 1997, July 31,
1997 and June 18, 2001 (as amended, the "Schedule 13D"), relating to the Common Stock, par value $.001 per share, of Niagara Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used and not defined herein shall have the meanings previously ascribed to them in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is hereby amended by adding the following:

         On November 15, 2001, Mr. Scharf purchased in a private transaction an additional 291,000 Shares at approximately $2.19 per Share for an aggregate consideration of $636,500.

         On November 15, 2001, Mr. Scharf purchased through open market purchases an additional 2,800 Shares at approximately $1.34 per Share for an aggregate consideration of $3,758.

         On November 16, 2001, Mr. Scharf purchased from Walter & Edwin Schloss Associates, L.P., Walter J. Schloss and Edwin W. Schloss an additional 500,000, 50,000 and 15,000 Shares, respectively, at $2.50 per Share, for an aggregate consideration of $1,412,500, pursuant to a letter agreement of the same date (the "Schloss Letter Agreement"). (See Item 6).

         On November 20, 2001, Mr. Scharf purchased through open market purchases an additional 1,500 Shares at $1.54 per Share for an aggregate consideration of $2,316.

         On November 21, 2001, Mr. Scharf purchased through open market purchases an additional 10,000 Shares at approximately $1.58 per Share for an aggregate consideration of $15,815.

         The funds used to purchase these Shares were Mr. Scharf's personal funds.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
         The first paragraph of Item 5(a) is hereby amended to read in its entirety as follows:

         (a) As described in Item 3 hereof, Mr. Scharf directly owns 2,039,500 Shares. Pursuant to Rule 13d-3 under the Exchange Act, Mr. Scharf may be deemed to be the beneficial owner of an additional (i) 399,500 Shares owned in the aggregate by the Scharf Trusts for which Mr. Scharf is trustee and (ii) 520,000 Shares underlying options that are currently exercisable. Accordingly, Mr. Scharf may be deemed to be the beneficial owner of an aggregate of 2,959,000 Shares, representing approximately
33.8% of the sum of (i) 8,238,517 outstanding Shares as of September 30, 2001 (based upon information contained in the Issuer's Form 10Q dated November 14, 2001) and (ii) 520,000 Shares underlying options which are currently exercisable by him.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         Item 6 is hereby amended by adding the following:

         On November 16, 2001, Mr. Scharf purchased from Walter & Edwin Schloss Associates, L.P., Walter J. Schloss and Edwin W. Schloss 500,000, 50,000 and 15,000 Shares, respectively, at $2.50 per Share, for an aggregate consideration of $1,412,500, pursuant to the Schloss Letter Agreement. The Schloss Letter Agreement also provides that if at any time before November 16, 2002, Mr. Scharf purchases any Shares in excess of $2.50 per Share (other than through the exercise of stock options), he will pay such sellers as additional consideration the amount of such excess.

         The foregoing is a summary of certain provisions of the Schloss Letter Agreement and is qualified in its entirety by reference to such Agreement, a copy of which is attached hereto as Exhibit 13 and incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1 -   Stock Escrow Agreement, dated August 13, 1993, by and
              among the Issuer, the Initial Stockholders and the Escrow
              Agent (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D of Michael J. Scharf, dated August
              30, 1993).

Exhibit 2 -   Letter Agreement, dated May 26, 1993, by and between
              Michael J. Scharf and GKN Securities Corp (incorporated by reference to Exhibit 2 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

Exhibit 3 -   Letter Agreement, dated May 26, 1993, by and between the
              Michael J. Scharf 1987 Guarantor Income Trust and GKN
              Securities Corp (incorporated by reference to Exhibit 3 to the Statement on Schedule 13D of Michael J. Scharf, dated
              August 30, 1993).

Exhibit 4 -   Letter Agreement, dated May 26, 1993, by and between the
              Scharf Family 1989 Trust and GKN Securities Corp
              (incorporated by reference to Exhibit 4 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

Exhibit 5 -   Letter, dated June 1, 1995, from Michael Scharf to all of
              the stockholders of Niagara Cold Drawn Corp. (incorporated by reference to Exhibit 5 to Amendment No. 4 to the Statement on
              Schedule 13D of Michael J. Scharf, dated June 7, 1995).

Exhibit 6 -   Stock Option Agreement, dated as of September 13, 1996,
              by and between the Issuer and Michael Scharf (incorporated by reference to Exhibit 6 to Amendment No. 5 to the Statement on
              Schedule 13D of Michael J. Scharf, dated October 10, 1996).

Exhibit 7 -   Stock Option Agreement, dated as of September 13, 1996,
              by and between the Issuer and Michael Scharf (incorporated by reference to Exhibit 7 to Amendment No. 5 to the Statement on
              Schedule 13D of Michael J. Scharf, dated October 10, 1996).

Exhibit 8 -   Stock Option Agreement, dated as of April 27, 1997, by
              and between the Issuer and Michael Scharf (incorporated by reference to Exhibit 8 to Amendment No. 6 to the Statement on
              Schedule 13D of Michael J. Scharf, dated June 4, 1997).

Exhibit 9 -   Stockholders Agreement, dated as of April 18, 1997, among
              the Issuer, Niagara Cold Drawn Corp., Michael J. Scharf, The
              Prudential Insurance Company of America, the Equitable Life
              Assurance Society of the United States and the United States
              Fidelity and Guaranty Company (incorporated by reference to Exhibit 8 to Amendment No. 6 to the Statement on Schedule 13D of Michael J. Scharf, dated June 4, 1997).

Exhibit 10 -  Stock Option Agreement, dated as of January 28, 1999, between the Issuer and Michael Scharf.

Exhibit 11 -  Employment Agreement, dated as of January 1, 1999, among the Issuer, Niagara LaSalle Corporation and Michael Scharf.

Exhibit 12 - Stock Purchase Agreement, dated June 6, 2001, between
             Michael Scharf and Performance Capital L.P.

Exhibit 13- Letter Agreement, dated November 16, 2001, between Walter & Edwin Schloss Associates, L.P., Walter J. Schloss, Edwin W. Schloss and Michael Scharf.

                                 SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 26, 2001

                                                /s/ Michael Scharf
                                                     Michael Scharf


                                                                 Exhibit 13



          [Letterhead of Walter & Edwin Schloss Associates, L.P.]





                                                    November 16, 2001



Mr. Michael Scharf
Niagara Corporation
667 Madison Avenue
New York, New York  10021

Dear Mike:

         This will confirm to you that we have sold to you, family members and/or family trusts and/or partnerships, this day 565,000 shares of Niagara Corporation common stock at $2.50 a share net to us.

         These shares are owned as follows:

                  500,000 shares by Walter & Edwin Schloss Associates
                    50,000 shares by Walter J. Schloss
                    15,000 shares by Edwin W. Schloss

         Please confirm by FAX or hand-delivered letter our above listed agreement. We would also like you to confirm that if at any time before November 16, 2002 you purchase any shares of Niagara above this price (other than through the exercise of stock options), you will add to our proceeds any price you pay above $2.50 a share.

         Instructions of how these shares will be delivered by us and paid for by you will be sent to you in a separate FAX.





                  We very much enjoyed meeting you and Marc yesterday.


                             Our best regards,


               /s/ Edwin W. Schloss                /s/ Walter J. Schloss
               ----------------------               ---------------------
                   Edwin W. Schloss                    Walter J. Schloss



Accepted and agreed:         /s/ Michael Scharf
                             ------------------
Date:  11/16/01                  Michael Scharf